Exhibit 99.2

TEKMIRA PHARMACEUTICALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

March 6, 2014 / This management discussion and analysis (MD&A) for the year ended December 31, 2013 should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2013. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A and our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP). Unless the context otherwise requires, all references to “Tekmira,” the “Company,” “we,” “us,” and “our” refer to Tekmira Pharmaceuticals Corporation, including all of its subsidiaries. Additional information relating to Tekmira is available at the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements in this MD&A include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the effects of Tekmira’s products on the treatment of cancer, chronic Hepatitis B infection, infectious disease, alcohol use disorder, and other diseases; Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC) enrollment in a Phase I/II clinical trial with TKM-PLK1, and expected interim data from this trial in the second half of 2014; completion of the necessary preclinical work to be in a position to file an Investigational New Drug (IND) application in the second half of 2014 in order to advance TKM-HBV into a Phase I clinical trial, with data available in 2015; the development of TKM-Ebola under the “Animal Rule”; additional funding opportunities for TKM-Marburg; completion of necessary preclinical work to be in a position to file an IND in the second half of 2014 in order to advance TKM-ALDH2 into a Phase I clinical trial; potential government funding sources for new therapeutic strategies for alcohol use disorder and Tekmira’s exploration and leveraging of these partnership opportunities; the generation of data and the expectation of identifying another development candidate in 2014; the potential quantum of value of the transactions contemplated in the Monsanto option agreement; arbitration proceedings with Alnylam Pharmaceuticals, Inc. (Alnylam) in connection with ALN-VSP; ongoing advances in next-generation LNP technologies; anticipated royalty receipts based on sales of Marqibo; statements with respect to revenue and expense fluctuation and guidance; the quantum and timing of potential funding.

With respect to the forward-looking statements contained in this MD&A, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; Tekmira’s research and development capabilities and resources; the effectiveness of Tekmira’s products as a treatment for cancer, chronic Hepatitis B infection, infectious disease, alcohol use disorder, or other diseases; the timing and obtaining of regulatory approvals for the clinical development of Tekmira’s products; the use of LNP technology by Tekmira’s development partners and licensees and subsequent timing and results of clinical data releases; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s partners including Alnylam, Spectrum, Monsanto and the DoD; Tekmira's financial position and its ability to execute its business strategy; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira’s products may not prove to be effective or as potent as currently believed; there may be no further advancements in next-generation LNP technologies; anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all; the FDA may decide that TKM-Ebola “Animal Rule” data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on its ability to commercialize TKM-Ebola; completion of preclinical work and IND applications may not occur as currently anticipated, or at all; Tekmira may never identify another product development candidate; Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; anticipated pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Tekmira may not receive the necessary regulatory approvals for the clinical development of Tekmira’s products; Tekmira may lose the arbitration proceedings with Alnylam in connection with ALN-VSP; Tekmira’s development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; payments received from third parties may not be sufficient to fund Tekmira’s continued business plan as currently anticipated; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; and Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s continuous disclosure filings, which are available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Change in reporting currency
Our functional currency is the Canadian dollar. However, most of our competitors, and a large proportion of our investors, are based in the United States. To achieve greater comparability with our competitors’ financial information and improve the understandability of our financial information for our U.S. investors, effective December 31, 2013, we are using United States dollars as our reporting currency. All assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues, expenses and other income (losses) are translated using the average rate for the period, except for large transactions, which are translated at the exchange rate on the date of the transaction. As a result of the change in reporting currency, we are reporting an accumulated other comprehensive loss of $15.8 million as at December 31, 2013 (2012 - $12.7 million; 2011 – $13.2 million) in our statements of operations and comprehensive income (loss). As the translation differences from our functional currency of Canadian dollars to our reporting currency of U.S. dollars are unrealized gains and losses, the differences are recorded in other comprehensive income, and do not impact the calculation of income or loss per share. All dollar amounts in this MD&A are U.S. dollars unless otherwise stated.

OVERVIEW

Tekmira is a biopharmaceutical company focused on developing and advancing novel RNA interference therapeutics, as well as pursuing partnering opportunities for its leading lipid nanoparticle (LNP) delivery technology. RNAi has the potential to generate a broad new class of therapeutics that take advantage of the body’s own natural processes to silence genes—or more specifically to eliminate specific gene-products, from the cell. With this ability to eliminate disease causing proteins from cells, RNAi products represent opportunities for therapeutic intervention that have not been achievable with conventional drugs. Delivery technology is crucial in order to protect RNAi drugs in the blood stream following administration, allow efficient delivery to the target cells, and facilitate cellular uptake and release into the cytoplasm of the cell. Tekmira’s LNP technology represents the most widely adopted delivery technology in RNAi, enabling eight clinical trials and administered to well over 200 patients to date. Because LNP can enable a wide variety of nucleic acid payloads, including messenger RNA, we continue to see new product development and partnering opportunities based on our industry-leading delivery expertise.

Our Product Candidates

With both oncology and anti-viral product platforms, we are advancing our RNAi product pipeline with a focus on areas where there is a significant unmet medical need and commercial opportunity.

TKM-PLK1

Our oncology product platform, TKM-PLK1, targets polo-like kinase 1 (PLK1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. Evidence that patients with elevated levels of PLK1 in their tumors exhibit poorer prognosis and survival rates has been documented in the medical literature.

We presented updated Phase I TKM-PLK1 data at the 6th Annual NET Conference hosted by the North American Neuroendocrine Tumor Society (NA-NETS) held in Charleston, South Carolina on October 4, 2013. This data set included a total of 36 patients in a population of advanced cancer patients with solid tumors. Doses ranged from 0.15 mg/kg to 0.90 mg/kg during the dose escalation portion of the trial, with the maximum tolerated dose (MTD) of 0.75 mg/kg administered to the expansion cohort. Serious adverse events (SAEs) were experienced by four subjects in this heavily pre-treated, advanced cancer patient population, with three of these four subjects continuing on study. Forty percent (6 out of 15) of patients evaluable for response, treated at a dose equal to or greater than 0.6 mg/kg, showed clinical benefit. Three out of the four Adrenocortical Carcinoma (ACC) patients (75%) treated with TKM-PLK1 achieved stable disease, including one patient who saw a 19.3% reduction in target tumor size after two cycles of treatment and is still on study receiving TKM-PLK1. Of the two Gastrointestinal Neuroendocrine Tumors (GI-NET)  patients enrolled, both experienced clinical benefit: one patient had a partial response based on RECIST response criteria, and the other GI-NET patient achieved stable disease and showed a greater than 50% reduction in Chromogranin-A (CgA) levels, a key biomarker used to predict clinical outcome and tumor response.

Based on the encouraging results from the dose escalation portion and expansion cohort from our Phase I TKM-PLK1 clinical trial, we have expanded into a Phase I/II clinical trial with TKM-PLK1, which is specifically enrolling patients within two therapeutic indications: advanced GI-NET or ACC. This multi-center, single arm, open label study is designed to measure efficacy using RECIST criteria and tumor biomarkers for GI-NET patients, as well as to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1. TKM-PLK1 will be administered weekly with each four-week cycle consisting of three once-weekly doses followed by a rest week. It is expected that approximately 20 patients with advanced GI-NET or ACC tumors will be enrolled in this trial, with a minimum of 10 GI-NET patients to be enrolled. We expect to report interim data from this trial in the second half of 2014.

In the first half of 2014, we also expect to initiate another Phase I/II clinical trial with TKM-PLK1, enrolling patients with Hepatocellular Carcinoma (HCC). This clinical trial will be a multi-center, single arm, open label dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determine the maximum tolerated dose in HCC patients and measure the anti-tumor activity of TKM-PLK1 in HCC patients.

TKM-HBV

Our extensive experience in the anti-viral arena has been applied to our TKM-HBV program, and the development of an RNAi therapeutic for the treatment of chronic Hepatitis B infection. There are over 350 million people infected globally with Hepatitis B virus (HBV). In the United States there are approximately 1.4 million HBV chronically infected individuals. We are focused on addressing the unmet need of eliminating HBV surface antigen expression in chronically infected patients. Small molecule nucleotide therapy is rapidly becoming the standard of care for chronically HBV infected patients. However, many of these patients continue to express a viral protein called surface antigen. This protein causes inflammation in the liver leading to cirrhosis and in some cases to hepatocellular cancer and death.

TKM-HBV is designed to eliminate surface antigen expression in these chronically infected patients. The rationale is that by blocking surface antigen – and reducing much of the pathology associated with surface antigen expression – this therapy will also allow these patients a potential to ‘sero-convert’, or raise their own antibodies against the virus, and effect a functional cure of the infection.

TKM-HBV is being developed as a multi-component RNAi therapeutic that targets multiple sites on the HBV genome. Because HBV is a viral infection of the liver, the TKM-HBV therapeutic will employ a liver-centric, third generation-LNP formulation that is more potent and has a broader therapeutic index than any LNP currently in clinical development. We anticipate completing the necessary preclinical work to be in a position to file an Investigational New Drug (IND) application in the second half of 2014 in order to advance TKM-HBV into a Phase I clinical trial in chronically infected HBV patients, with data available in 2015.

TKM-Ebola and TKM-Marburg

TKM-Ebola, an anti-Ebola viral therapeutic, is being developed under a contract with the U.S. Department of Defense’s (DoD) Joint Project Manager Medical Countermeasure Systems (JPM-MCS). In 2010, preclinical studies were published in the medical journal The Lancet demonstrating that when siRNA targeting the Ebola virus and delivered by Tekmira’s LNP technology were used to treat previously infected non-human primates, the result was 100 percent protection from an otherwise lethal dose of Zaire Ebola virus (Geisbert et al., The Lancet, Vol 375, May 29, 2010).

In July 2010, we signed a contract with the DoD under their JPM-MCS program to advance TKM-Ebola, providing us with approximately $140.0 million in funding for the entire program. In May 2013 we announced that our collaboration with the JPM-MCS was modified and expanded to include advances in LNP formulation technology since the initiation of the program in 2010. The recent contract modification increases the stage one targeted funding from $34.7 million to $41.7 million.

In January 2014, we commenced a Phase I clinical trial with TKM-Ebola. The trial is a randomized, single-blind, placebo-controlled study involving single ascending doses and multiple ascending doses of TKM-Ebola. The study will assess the safety, tolerability and pharmacokinetics of administering TKM-Ebola to healthy adult subjects. Four subjects will be enrolled per cohort. There are four planned cohorts for a total of 16 subjects in the single dose arm, and three planned cohorts for a total of 12 subjects in the multiple dose arm of the trial. Each cohort will enroll three subjects who receive TKM-Ebola, and one who will receive placebo.

In March 2014, we were granted a Fast Track designation from the U.S. Food and Drug Administration (FDA) for the development of TKM-Ebola. The FDA’s Fast Track is a process designed to facilitate the development and expedite the review of drugs in order to get important new therapies to the patient earlier.

TKM-Ebola is being developed under specific FDA regulatory guidelines called the “Animal Rule.” The Animal Rule provides that under certain circumstances, where it is unethical or not feasible to conduct human efficacy studies, the FDA may grant marketing approval based on adequate and well-controlled animal studies when the results of those studies establish that the drug is reasonably likely to produce clinical benefit in humans. Demonstration of the product’s safety in humans is still required.

Like Ebola, Marburg is a member of the filovirus family of hemorrhagic fever viruses. Regularly occurring natural outbreaks with the Marburg Angola strain have resulted in mortality in approximately 90% of infected individuals, matching that of the most lethal Ebola strains, while in laboratory settings experimental infection with either virus is uniformly lethal. There are currently no approved therapeutics available for the treatment of Marburg infection. In 2010, Tekmira and the University of Texas Medical Branch (UTMB) were awarded a National Institutes of Health (NIH) grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections.

In November 2013, we announced data from a collaboration between Tekmira and the UTMB that showed 100% survival in non-human primates infected with the Angola strain of the Marburg virus in two separate studies. In the first study, 100% survival was achieved when dosing at 0.5 mg/kg TKM-Marburg began one hour after infection with otherwise lethal quantities of the virus. Dosing then continued once daily for seven days. In the second study, 100% survival was achieved even though treatment did not begin until 24 hours after infection. Tekmira expects to continue to build on these data and pursue additional funding opportunities for TKM-Marburg.

TKM-ALDH2

TKM-ALDH2 is a unique application of RNAi. In the United States, approximately 18 million people have an alcohol use disorder. Two million of these seek treatment each year, and approximately 350,000 of these patients receive pharmacotherapy for alcohol use disorder. TKM-ALDH2 will be developed for a high value segment of the alcohol use disorder market, with a target patient population who have moderate to severe alcohol use disorder, such as educated professionals who have support and are motivated to seek treatment.

TKM-ALDH2 has been designed to knock down or silence the ALDH2 enzyme to induce long term acute sensitivity to ethanol. Aldehyde dehydrogenase 2 (ALDH2) is a key enzyme in ethanol metabolism. Inhibition of aldehyde dehydrogenase 2 activity, through the silencing of ALDH2, results in the build-up of acetaldehyde. Elevated levels of acetaldehyde are responsible for adverse physiological effects that cause individuals to avoid alcohol consumption. We have developed an extremely potent RNAi trigger and combined it with a third generation LNP. Human proof of concept for ALDH2 inhibition already exists in the form of the approved drug disulfiram. However, disulfiram’s efficacy suffers from poor compliance because it has to be taken daily. We believe TKM-ALDH2 will induce prolonged ethanol sensitivity that will enable it to overcome the compliance limitations associated with daily dosing.

We anticipate completing the necessary preclinical work to be in a position to file an IND in the second half of 2014 in order to advance TKM-ALDH2 into a Phase I clinical trial in healthy volunteers. It is expected that proof-of-concept with alcohol challenge including ALDH2 knockdown, acetaldehyde build up and ethanol toxicity can be obtained in the Phase I clinical trial with data available in 2015. Because alcohol use disorder represents a significant public health problem, there are a variety of government funding sources seeking to support new therapeutic strategies, and Tekmira will be exploring and leveraging these partnering opportunities.

Other Preclinical Candidates

We are currently evaluating several additional preclinical candidates with potential in diverse therapeutic areas using key criteria to prioritize efforts. Given the extremely high efficiency of delivery for third generation liver-centric LNP formulations, we are focused on rare diseases where the molecular target is found in the liver, where early clinical proof-of-concept can be achieved and where there may be accelerated development opportunities. Two areas of interest are glycogen storage diseases and rare forms of hypertriglyceridemia. Our research team intends to continue to generate preclinical data to support the advancement of the most promising of these targets, and we expect to be in a position to identify another development candidate in 2014.

Advancements in LNP Technology

We continue to develop our proprietary “gold standard” LNP delivery technology and receive clinical validation from LNP-based products currently in clinical trials. The most advanced LNP-enabled therapeutic, which is being developed by Alnylam Pharmaceuticals, Inc., has now entered Phase III clinical development. Ongoing advances in next-generation LNP technologies include increasing potency as well as expanding the therapeutic index. Our LNP technology remains an important cornerstone of our business development activities moving forward.

Because LNP can enable a wide variety of nucleic acid payloads, including messenger RNA, we continue to see new product development and partnering opportunities based on our industry-leading delivery expertise. Most recently, in February 2014, we presented new preclinical data at the AsiaTIDES scientific symposium demonstrating that mRNA when encapsulated and delivered using Tekmira's LNP technology can be effectively delivered and expressed in liver, tumors and other specific tissues of therapeutic interest.

Technology, product development and licensing agreements

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam and Merck & Co., Inc., and Alnylam has provided royalty bearing access to our LNP delivery technology to some of its partners. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the DoD’s JPM-MCS program, and other undisclosed pharmaceutical and biotechnology companies. Outside the field of RNAi, we have a legacy licensing agreement with Spectrum Pharmaceuticals Inc.

We have rights under the RNAi intellectual property of Alnylam to develop thirteen RNAi therapeutic products. In addition, we have a broad non-exclusive license to use Unlocked Nucleobase Analogs (UNAs) from Arcturus Therapeutics, Inc. for the development of RNAi therapeutic products directed to any target in any therapeutic indication.

Strategic Alliances

Alnylam Pharmaceuticals, Inc. and Acuitas Therapeutics Inc.

Alnylam has a license to use our intellectual property to develop and commercialize products and may only grant access to our LNP technology to its partners if it is part of a product sublicense. Alnylam’s license rights are limited to patents that we filed, or that claim priority to a patent that was filed, before April 15, 2010. Alnylam does not have rights to our patents filed after April 15, 2010 unless they claim priority to a patent filed before that date. Alnylam will pay us low single digit royalties as Alnylam’s LNP-enabled products are commercialized. Alnylam currently has three LNP-based products in clinical development: ALN-TTR02 (patisiran), ALN-VSP, and ALN-PCS02.

In November 2013, Alnylam presented positive results from its Phase II clinical trial with patisiran (ALN-TTR02), an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), which is enabled by our LNP technology. The program represents the most clinically advanced application of our proprietary LNP delivery technology. Alnylam also announced the initiation of the APOLLO Phase III trial of patisiran, with the study now open for enrollment, to evaluate efficacy and safety of patisiran in ATTR patients with Familial Amyloidotic Polyneuropathy (FAP).

In December 2013, we received a $5 million milestone from Alnylam, triggered by the initiation of the APOLLO Phase III trial of patisiran. We have entered an arbitration proceeding with Alnylam, as provided for under our licensing agreement, to resolve a matter related to a disputed $5 million milestone payment to Tekmira from Alnylam related to its ALN-VSP product. We have not recorded any revenue in respect of this milestone.

Our licensing agreement with Alnylam grants us intellectual property rights for the development and commercialization of RNAi therapeutics for specified targets. In consideration for these three exclusive and ten non-exclusive licenses, we have agreed to pay single-digit royalties to Alnylam on product sales, with milestone obligations of up to $8.5 million on the non-exclusive licenses and no milestone obligations on the three exclusive licenses.

In December 2013, we finalized and entered a cross-license agreement with Acuitas Therapeutics Inc. (formerly AlCana Technologies, Inc.). The terms of the cross-license agreement provide Acuitas with access to certain of Tekmira’s earlier IP generated prior to April 2010 and provide us with certain access to Acuitas’ technology and licenses in the RNAi field, along with a percentage of each milestone and royalty payment with respect to certain products, and Acuitas has agreed that it will not compete in the RNAi field for a period of 5 years.

Spectrum Pharmaceuticals, Inc.

In September 2013, we announced that our licensee, Spectrum Pharmaceuticals, Inc. had launched Marqibo® through its existing hematology sales force in the United States and has shipped the first commercial orders. We are entitled to mid-single digit royalty payments based on Marqibo’s commercial sales. Marqibo, which is a novel, sphingomyelin/cholesterol liposome-encapsulated formulation of the FDA-approved anticancer drug vincristine originally developed by Tekmira, was licensed from Tekmira to Talon Therapeutics in 2006. In July 2013, Talon was acquired by Spectrum Pharmaceuticals, Inc. Marqibo’s approved indication is for the treatment of adult patients with Philadelphia chromosome-negative acute lymphoblastic leukemia (Ph- ALL) in second or greater relapse or whose disease has progressed following two or more lines of anti-leukemia therapy. Spectrum has two ongoing Phase III trials evaluating Marqibo in additional indications.

Monsanto Company

In January 2014, we signed an Option Agreement and a Service Agreement with Monsanto, pursuant to which Monsanto may obtain a license to use our proprietary delivery technology. The transaction supports the application of our proprietary delivery technology and related IP for use in agriculture. The potential value of the transaction could reach up to $86.2 million following the successful completion of milestones. In January 2014, we received $14.5 million of the net $16.5 million in anticipated near term payments.

Marina Biotech, Inc. / Arcturus Therapeutics, Inc.

On November 29, 2012, we disclosed that we had obtained a worldwide, non-exclusive license to a novel RNAi trigger technology called Unlocked Nucleobase Analog (UNA) from Marina for the development of RNAi therapeutics. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects. In August 2013, Marina assigned its UNA technology to Arcturus Therapeutics, Inc., and the UNA license agreement between Tekmira and Marina was assigned to Arcturus. The terms of the license are otherwise unchanged.

To date we have paid Marina $0.5 million in license fees and there are milestones of up to $3.2 million plus royalties for each product that we develop using UNA technology licensed from Marina.

Merck & Co., Inc. (Merck) and Alnylam license agreement

As a result of the business combination with Protiva in 2008, we acquired a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to $17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product for which Merck will pay up to $15.0 million in milestones, and will pay royalties on product sales. Merck’s license rights are limited to patents that we filed, or that claim priority to a patent that was filed, before October 9, 2008. Merck does not have rights to our patents filed after October 9, 2008 unless they claim priority to a patent filed before that date. Merck has also granted a license to the Company to certain of its patents.  On January 12, 2014, Alnylam announced that they will be acquiring this license from Merck in which case the license agreement will transfer to Alnylam.

Bristol-Myers Squibb Company (BMS) In May 2010 we announced the expansion of our ongoing research collaboration with BMS. Under the new agreement, BMS will use siRNA molecules formulated by us in LNPs to silence target genes of interest.  BMS will conduct the preclinical work to validate the function of certain genes and share the data with us.  We can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest.  BMS paid us $3.0 million concurrent with the signing of the agreement. We are required to provide a predetermined number of LNP batches over the four-year agreement.  BMS will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from BMS validated gene targets.  In May 2011, we announced a further expansion of the collaboration to include broader applications of our LNP technology and additional target validation work. Recognition of revenue from agreements with BMS is covered in the Revenue section of this MD&A.

U.S. National Institutes of Health (NIH)

On October 13, 2010 we announced that together with collaborators at The University of Texas Medical Branch (UTMB), we were awarded a new NIH grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using our LNP delivery technology.  The grant, worth $2.4 million, is supporting work at Tekmira and at UTMB. At December 31, 2013 the remaining balance of Tekmira’s portion of the grant was $0.04 million.

Halo-Bio RNAi Therapeutics, Inc.

On August 24, 2011, we entered into a license and collaboration agreement with Halo-Bio. Under the agreement, Halo-Bio granted to us an exclusive license to its multivalent ribonucleic acid MV-RNA technology. The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments. To date we have recorded $0.5 million in fees under our license from Halo-Bio. We terminated the agreement with Halo-Bio on July 31, 2013. There are no further payments due or contingently payable to Halo-Bio.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are revenue recognition, stock-based compensation and share purchase warrant valuation.  These accounting policies require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable, based upon information available to us at the time that these estimates and assumptions are made.  Actual results may differ from our estimates. Our critical accounting estimates affect our net income or loss calculation.

Revenue Recognition / Our primary sources of revenue have been derived from research and development collaborations and contracts, and licensing fees comprised of initial fees and milestone payments.  Payments received under research and development agreements and contracts, which are non-refundable, are recorded as revenue as services are performed and as the related expenditures are incurred pursuant to the agreement, provided collectability is reasonably assured. Revenue earned under research and development manufacturing collaborations where we bear some or all of the risk of a product manufacture failure is recognized when the purchaser accepts the product and there are no remaining rights of return. Revenue earned under research and development collaborations and contracts where we do not bear any risk of product manufacture failure is recognized in the period the work is performed. For contracts where the manufacturing amount is specified, revenue is recognized as product is manufactured in proportion to the total amount specified under the contract. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our involvement as we fulfill our obligations under our agreements.  Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured.

The revenue that we recognize is a critical accounting estimate because of the volume and nature of the revenues we receive.  Some of the research, development and licensing agreements that we have entered into contain multiple revenue elements that are to be recognized for accounting in accordance with our revenue recognition policy.  We need to make estimates as to what period the services will be delivered with respect to up-front licensing fees and milestone payments received because these payments are deferred and amortized into income over the estimated period of our ongoing involvement.  The actual period of our ongoing involvement may differ from the estimated period determined at the time the payment is initially received and recorded as deferred revenue.  This may result in a different amount of revenue that should have been recorded in the period and a longer or shorter period of revenue amortization. When an estimated period changes we amortize the remaining deferred revenue over the estimated remaining time to completion.  The rate at which we recognize revenue from payments received for services to be provided under research and development agreements depends on our estimate of work completed to date and total work to be provided. The actual total services provided to earn such payments may differ from our estimates.

Our DoD contract for TKM-Ebola is based on cost reimbursement plus an incentive fee. At the beginning of our fiscal year we estimate our labor and overhead rates for the year ahead. During the year, we re-estimate our labor and overhead rates and adjust our revenue accordingly. Our actual labor and overhead rates will differ from our estimate based on actual costs incurred and the proportion of our efforts on contracts and internal products versus indirect activities. Within minimum and maximum collars, the amount of incentive fee we can earn under the DoD contract varies based on our costs incurred versus budgeted costs. We need to make an estimate of our final contract costs in order to calculate the final incentive fee we will receive. Until we are able to make a reliable estimate of the final contract costs, we recognize only the minimum incentive fee achievable and earned. Once we are able to reliably estimate the final contract costs, we recognize the portion of the estimated incentive fee earned to date.

Our revenue for 2013 was $15.5 million (2012 - $14.1 million) and deferred revenue at December 31, 2013 was $3.5 million (December 31, 2012 - $3.9 million).

Stock-based compensation / The stock-based compensation that we record is a critical accounting estimate due to the value of compensation recorded, the volume of our stock option activity, and the many assumptions that are required to be made to calculate the compensation expense.

Compensation expense is recorded for stock options issued to employees and directors using the fair value method.  We must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the expense for stock option forfeitures and cancellations.  We use the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions, including the expected life of the option and expected volatility of the stock, be estimated at the time that the options are issued.  This accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations. We make an estimate for stock option forfeitures at the time of grant and revise this estimate in subsequent periods if actual forfeitures differ. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered stock option. We amortize the fair value of stock options using the straight-line method over the vesting period of the options, generally a period of three years for employees and immediate vesting for directors.

We recorded stock-based compensation expense in 2013 of $0.9 million (2012 - $1.0 million).

Share purchase warrant valuation / The valuation of share purchase warrants is a critical accounting estimate due to the value of liabilities recorded and the many assumptions that are required to be made to calculate the liability.

We classify warrants in our consolidated balance sheet as liabilities and revalue them at each balance sheet date. Any change in valuation is recorded in our statement of operations. We use the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of registered warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. Prior to Q3 2013, for the purpose of valuing warrants, the estimated volatility of our common stock at the date of issuance, and at each subsequent reporting period, is based upon observations of warrants in the market with similar characteristics and expected remaining lives. The risk-free interest rate is based on the zero-coupon rate for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

Based on changes in our business and general stock market conditions since our warrants were issued in 2011 and 2012, in Q3 2013, we undertook a review of our warrant fair value assumptions.  Our previous assumption for warrant expected life was the warrant’s remaining contractual term. Based on the pattern of exercises of our warrants we have reduced the expected life to a weighted average of 1.6 years. Our previous assumption for expected volatility in respect of our warrants was 40%. We are now calculating volatility based on our historic share price fluctuations, which, at December 31, 2013, gave a weighted average expected volatility of 47.03%. The reduction in expected life has the effect of reducing the fair value of our warrants, whereas, the increase in our expectations for volatility increases the fair value of our warrants. These two warrant-pricing assumptions, however, had relatively little impact on the change in the fair value of our warrants in 2013 as compared to the impact of the change in our stock price, as quoted on the Toronto Stock Exchange, from $5.01 (C$4.98) in at December 31, 2012 to $7.94(C$8.45) at December 31, 2013.

We recorded a loss for the change in fair value of warrant liability in 2013 of $3.5 million (2012 – loss of $3.8 million).

RECENT ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. In January 2013, the FASB issued ASU 2013-01, Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, and is intended to narrow the scope of ASU 2011-11.These newly issued accounting standards requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard did not have an impact on our financial position or results of operations.

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists (Update). The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

SUMMARY OF QUARTERLY RESULTS

The following table presents our unaudited quarterly results of operations for each of our last eight quarters. These data have been derived from our unaudited condensed consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(in millions $ except per share data) – unaudited

	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Revenue
Collaborations and contracts:
DoD	$2.6	$2.8	$2.4	$1.9	$3.6	$1.9	$2.5	$3.5
Alnylam	—	—	—	—	—	—	—	—
Other	(0.1)	0.1	0.4	0.2	0.3	0.1	0.1	0.1

	2.6	2.9	2.8	2.1	3.9	2.0	2.6	3.6
Alnylam milestone payments	5.0	—	—	—	—	—	1.0	—
Spectrum milestone and royalty payments	—	—	—	—	—	1.0	—	—

Total revenue	7.6	2.9	2.8	2.1	3.9	3.0	3.6	3.6

Expenses	(9.9)	(6.6)	(5.9)	(5.1)	(9.8)	(4.8)	(6.2)	(6.2)
Other income (losses)	(0.2)	(2.2)	0.1	0.5	44.2	(1.6)	0.7	(0.5)

Net (loss) income	(2.6)	(5.9)	(3.0)	(2.5)	38.0	(3.4)	(1.9)	(3.1)

Basic net (loss) income per share	$(0.15)	$(0.41)	$(0.21)	$(0.17)	$2.72	$(0.25)	$(0.14)	$(0.25)

Diluted net (loss) income per share	$(0.15)	$(0.41)	$(0.21)	$(0.17)	$2.51	$(0.25)	$(0.14)	$(0.25)

Quarterly Trends / Our revenue is derived from research and development collaborations and contracts, licensing fees, milestone and royalty payments. Over the past two years, our principal source of ongoing revenue has been our contract with the DoD to advance TKM-Ebola which began in July 2010.

In Q3 2010 we signed a contract with the DoD to develop TKM-Ebola and have since incurred significant program costs related to equipment, materials and preclinical and clinical studies. These costs are included in our research, development, collaborations and contracts expenses. These costs are fully reimbursed by the DoD, and this reimbursement amount is recorded as revenue. DoD revenue from the TKM-Ebola program also compensates us for labor and overheads and provides an incentive fee. In Q3 2012, the DoD issued a temporary stop-work order, which was subsequently lifted in Q4 2012 and the contract resumed. Revenue in Q4 2012 was unusually high due to an increase in our overhead rates. As described in our critical accounting policies, we estimate the labor and overhead rates to be charged under our TKM-Ebola contract and update these rate estimates throughout the year. In Q4 2012, we incurred unforecasted expenses which led to an increase in our TKM-Ebola contract overhead rates and, therefore, an increase in our revenue under the contract. Q1 2013 DoD revenue was lower as certain activities were still building momentum following the stop-work order. TKM-Ebola contract revenue increased in Q2, Q3 and Q4 2013 as technology transfer, manufacturing and non-clinical studies were all ongoing. On May 8, 2013 we announced the signing of a modification to the TKM-Ebola contract - see the “Results of Operations” section of this discussion.

In Q2 2012 we earned a $1.0 million milestone from Alnylam following their initiation of a Phase II human clinical trial enabled by our LNP delivery technology. In Q4 2013 we earned a $5.0 million milestone from Alnylam following their initiation of a Phase III trial enabled by our LNP technology.

In Q3 2012 we earned a $1.0 million milestone from Spectrum when they received accelerated approval for Marqibo from the U.S. Food and Drug Administration (FDA). In Q4 2013, we earned our first meaningful royalty payment from Spectrum, $0.04 million, as they  shipped commercial orders of Marqibo.

In Q4 2013 we decided with BMS to extend the batch formulation agreement end date from May 2014 to December 2014. Extending the agreement will give BMS more time to order LNP batches. There will not be any monetary consideration for extending the agreement. Revenue recognized in 2013 has been reduced and the balance of deferred revenue as at December 31, 2013 has been increased to account for BMS, potentially, ordering more batches under the agreement. This adjustment is reflected in the $0.1 million of negative “other revenue” in Q4 2013 when the decision was made to extend the agreement and a cumulative revenue adjustment was recorded.

We expect revenue to continue to fluctuate particularly due to the development stage of the TKM-Ebola contract and the irregular nature of licensing payments and milestone receipts.

Expenses / Q3 2012 expenses were unusually low due in part to the TKM-Ebola contract stop-work order as discussed above. Our Q4 2012 expenses were unusually high as we paid staff bonuses and recorded $2.5 million in license fee charges related to Acuitas, Marina and Halo-Bio - see the Overview section of this discussion.

In Q4 2013, our expenses increased due to an increase in our research and development activities.

Other income (losses) / Other income in Q4 2012 consists primarily of $65.0 million received under the new Alnylam license agreement net of related contingent legal fees of $18.7 million paid to our lead litigation counsel. Q3 2013 includes a loss for the $2.5 million increase in the fair value of our warrant liability. This is largely attributable to the increase in our share price as compared to when the warrants were last valued at the end of Q2 2013.

Other losses in Q4 2013 consist primarily of a $1.4 million increase in the fair value of warrant liability due to the significant increase in our share price. We also recorded a foreign exchange gain of $1.1 million on the U.S. dollar funds that we received from financing activities.

Net (loss) income / The loss in Q1 2012 is largely due to the reduction in Alnylam revenue in Q1 2012 and an increase in the fair value of our outstanding warrants in Q1 2012 as a result of our increasing share price. The increase in loss in both Q3 2012 and Q3 2013 is largely due to increases in the fair value of our warrant liability which is caused by increases in our share price over the previous quarter ends. The net income in Q4 2012 is largely due to the litigation settlement payments received from Alnylam, and the decrease in loss in Q4 2013 is largely due to the milestone payment we received from Alnylam.

Fourth quarter of 2013 / Our Q4 2013 net loss was $2.6 million ($0.15 basic and diluted loss per common share) as compared to a net income of $38.0 million ($2.72 basic income per common share, $2.51 diluted income per common share) for Q4 2012.

Revenue increased to $7.6 million in Q4 2013 as compared to $3.9 million in Q4 2012 largely as a result of the $5.0 million milestone payment from Alnylam.

Research, development, collaborations and contracts expenses remained relatively stable at $7.0 million in Q4 2013 and $7.2 million in Q4 2012. In Q4 2012 we recorded $2.5 million in license fee charges related to Acuitas, Marina and Halo-Bio - see the Overview section of this discussion. In Q4 2013, we increased DoD research and development activities as compared to Q4 2012 when work was ramping up again after the stop-work period.

Other income in Q4 2012 is primarily $65.0 million received under the new Alnylam license agreement net of related contingent legal fees of $18.7 million paid to our lead litigation counsel. Other losses in Q4 2013 primarily consists of $1.4 million increase in warrant liability due to the increase in our share price, and a foreign exchange gain of $1.1 million on the U.S. dollar funds that we received from financing activities.

RESULTS OF OPERATIONS

The following summarizes the results of our operations for the 2013, 2012 and 2011 fiscal years:

(in millions of US$)	2013	2012	2011

Total revenue	$15.5	$14.1	$16.8
Research, development, collaborations and contracts expenses	21.5	18.0	20.1
General and administrative expenses	5.5	8.1	6.4
Depreciation of property and equipment	0.6	0.9	1.0
Other income (losses)	(1.9)	42.6	0.6
Net income (loss)	(14.1)	29.6	(10.1)
Basic income (loss) per share	(0.92)	2.16	(0.89)
Diluted income (loss) per share	(0.92)	2.07	(0.89)

Total assets	71.7	52.6	13.8
Total liabilities	12.5	11.7	8.5
Total non-current liabilities	0.0	0.7	1.7
Deficit	(167.0)	(153.0)	(182.6)
Accumulated other comprehensive income	(15.8)	(12.7)	(13.1)
Total stockholders’ equity	$59.2	$40.9	$5.2

Year ended December 31, 2013 compared to the year ended December 31, 2012

For the fiscal year ended December 31, 2013, our net loss was $14.1 million ($0.92 basic and diluted loss per common share) as compared to a net income of $29.6 million ($2.16 basic income per common share, $2.07 diluted income per common share) for 2012.

Revenue / Revenue is detailed in the following table:

(in millions US$)	2013	2012

Collaborations and contracts
DoD	$9.8	$11.5
Alnylam	-	-
BMS	0.5	0.4
Other RNAi collaborators	0.1	0.1
Total collaborations and contracts	10.4	12.1
Alnylam milestone payments	5.0	1.0
Spectrum milestone and royalty payments	0.0	1.0
Total revenue	$15.5	$14.1

DoD revenue / On July 14, 2010, we signed a contract with the United States Government Department of Defense (“DoD”) to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection (see Overview for further discussion). The initial phase of the contract, which is funded under a Transformational Medical Technologies program, was budgeted at $34.7 million.  This stage one funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase I human safety clinical trial.

On August 6, 2012, we announced that we had received a temporary stop-work order from the DoD in respect of our TKM-Ebola contract. On October 2, 2012, we announced that the stop-work order had been lifted and we resumed work.

In November 2012, we submitted a modification request to the existing contract to the DoD in order to integrate recent advancements in LNP formulation and manufacturing technology in the TKM-Ebola development program. The modification was approved and increased the stage one targeted funding from $34.7 million to $41.7 million.

Under the contract, we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

Alnylam revenue / In June 2012 we earned a $1.0 million milestone from Alnylam following their initiation of a Phase II human clinical trial for their product candidate ALN-TTR02. ALN-TTR02 utilizes our LNP technology.

In November 2013, Alnylam initiated a Phase III trial with ALN-TTR02, also known as patisiran, and the associated $5.0 million development milestone was paid to us in December 2013. On June 21, 2013, we transferred manufacturing process technology to Ascletis to enable them to produce ALN-VSP, a product candidate licensed to them by Alnylam. We believe that under our licensing agreement with Alnylam, the technology transfer to Ascletis triggers a $5.0 million milestone obligation from Alnylam to us. However, Alnylam has demanded a declaration that we have not yet met its milestone obligations. We dispute Alnylam’s position. To remedy this dispute, we have commenced arbitration proceedings with Alnylam, as provided for under the agreement.  We have not recorded any revenue in respect of this milestone.

BMS revenue / In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.0 million to make a certain number of LNP formulations over the following four year period. Revenue recognized in 2012 and 2013 relate to LNP batches the company produced in proportion to the maximum LNP formulations that may be required under the contract. As at December 31, 2013, we intend offer BMS an extension to the agreement’s end date from May 10, 2014 to December 31, 2014. Extending the agreement will give BMS more time to order LNP batches. There will not be any monetary consideration for extending the agreement. Revenue recognized in 2013 has been reduced and the balance of deferred revenue as at December 31, 2013 has been increased to account for BMS, potentially, ordering more batches under the agreement.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators.

Spectrum revenue / In August 2012, we earned a $1.0 million milestone payment from Talon based on the FDA approval of Marqibo. Talon was acquired by Spectrum in July 2013. The acquisition does not affect the terms of our license with Talon. In September 2013, Spectrum announced that they had shipped the first commercial orders of Marqibo. In 2013, we recorded $0.04 million in Marqibo royalty revenue.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses were $21.5 million in 2013 as compared to $18.0 million in 2012. Research, development, collaborations and contracts expenses consist primarily of clinical and pre-clinical trial expenses, personnel expenses, consulting and third party expenses, consumables and materials, as well as a portion of stock-based compensation and general corporate costs.

In 2012, spending on our internal earlier-stage research programs was reduced as we focused on TKM-Ebola, TKM-PLK1 and the litigation against Alnylam and Acuitas. In 2013, we resumed research activities and spending on earlier-stage research programs and new target identification, including new 2013 programs TKM-HBV and TKM-ALDH2 – see Overview. In 2013, there was additional spending on the TKM-PLK1 program as we moved into Phase I/II and opened up more clinical trial sites. In addition, we incurred incremental costs for TKM-Ebola program in 2013, as compared to 2012, as we conducted a number of pre-clinical studies with our new formulation.

Compensation expenses are at a similar level in 2013 as compared to 2012. There was an increase in workforce of 19 employees in 2013, but there was a higher bonus payout in 2012 following settlement with Alnylam and Acuitas.

A significant portion of our research, development, collaborations and contracts expenses are not tracked by project as they benefit multiple projects or our technology platform and because our most-advanced programs are not yet in late-stage clinical development. However, our collaboration agreements contain cost-sharing arrangements pursuant to which certain costs incurred under the project are reimbursed. Costs reimbursed under collaborations typically include certain direct external costs and hourly or full-time equivalent labor rates for the actual time worked on the project. In addition, we have been reimbursed under government contracts for certain allowable costs including direct internal and external costs. As a result, although a significant portion of our research, development, collaborations and contracts expenses are not tracked on a project-by-project basis, we do, however, track direct external costs attributable to, and the actual time our employees worked on, our collaborations and government contracts.

General and administrative / General and administrative expenses were $5.5 million in 2013 as compared to $8.1 million in 2012. The higher costs in 2012 were related to legal fees incurred in respect of our lawsuit with Alnylam and Acuitas.

Depreciation of property and equipment / Depreciation of property and equipment was $0.6 million in 2013 as compared to $0.9 million in 2012. Most of our recent property and equipment additions were related to our TKM-Ebola program and are not recorded as Company assets. As such, a large portion of our property and equipment is reaching full amortization. In 2013, however, we did spend $0.7 million on property and equipment mostly related to information technology improvements.

Other income (losses) / Licensing settlement payment / In November 2012 we received $65.0 million in cash from Alnylam as a result of signing a new license agreement. In connection with the licensing settlement payment of $65.0 million, in December 2012, we paid our lead legal counsel $18.7 million in contingent legal fees.

No payments were made or received in 2013 related to the Alnylam settlement as the litigation was settled in 2012.

Change in fair value of warrant liability / In conjunction with equity and debt financing transactions in 2011 and an equity private placement that closed on February 29, 2012, we have issued warrants to purchase our common share. We are accounting for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. At each balance sheet date the warrants are revalued using the Black-Scholes model and the change in value is recorded in the consolidated statement of operations and comprehensive income (loss).

The aggregate increase in value of our common share purchase warrants outstanding at December 31, 2013 was $3.5 million as compared to an increase in the value of common share purchase warrants outstanding at the end of 2012 of $3.8 million. The increases are a result of increases in the Company’s share price from the previous reporting dates.

We expect to see future changes in the fair value of our warrant liability and these changes will largely depend on the change in the Company’s share price, any change in our assumed rate of share price volatility, our assumptions for the expected lives of the warrants and warrant issuances or exercises.

Year ended December 31, 2012 compared to the year ended December 31, 2011

For the fiscal year ended December 31, 2012, our net income was $29.6 million ($2.16 basic income per common share, $2.07 diluted income per common share) as compared to a net loss of $10.1 million ($0.89 loss per common and diluted share) for 2011.

Revenue / Revenue is detailed in the following table:

(in millions US$)	2012	2011

Collaborations and contracts
DoD	$11.5	$11.6
Alnylam	-	4.2
BMS	0.4	0.4
Other RNAi collaborators	0.1	0.1
Total collaborations and contracts	12.1	16.3
Alnylam milestone payments	1.0	0.5
Spectrum license amendment payment	1.0	-
Total revenue	$14.1	$16.8

DoD revenue / On July 14, 2010, we signed a contract with the DoD to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection (see Overview for further discussion). Under the contract, we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

Alnylam revenue / Under the previous Alnylam Manufacturing Agreement, we were the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase II clinical trials. Under the Agreement there was a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam was reimbursing us for any external costs incurred. As discussed earlier, the Alnylam Manufacturing Agreement was replaced by a new licensing agreement as part of the settlement of the litigation between Tekmira, Alnylam and Acuitas, and we are no longer manufacturing for Alnylam.

In Q2 2012 we earned a $1.0 million milestone from Alnylam following their initiation of a Phase II human clinical trial for their product candidate ALN-TTR02. ALN-TTR02 utilizes our LNP technology. In Q3 2011 we recorded a $0.5 million milestone payment from Alnylam following their initiation of a Phase I human clinical trial for a product enabled by our LNP delivery technology.

BMS revenue / In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.0 million  to make a certain number of LNP formulations over the following four year period.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators.

Spectrum revenue / In Q3 2012, we earned a $1.0 million milestone payment from Talon based on the FDA approval of Marqibo. Talon was acquired by Spectrum in July 2013.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses were $18.0 million in 2012 as compared to $20.1 million in 2011.

For reasons discussed in the revenue section above, third-party expenses on our Alnylam collaboration were lower in 2012 as compared to 2011.

Spending on our internal earlier-stage research programs was reduced as we focused on TKM-Ebola, TKM-PLK1 and the litigation against Alnylam and Acuitas.

Compensation expenses were at a similar level in 2012 as compared to 2011. There was a reduction in workforce of 15 employees in June 2011 and a further reduction in workforce in January 2012 of 16 employees. However, the reduced number of employees was offset by bonus payouts in Q4 2012; there were no bonuses paid in 2011.

General and administrative / General and administrative expenses were $8.1 million in 2012 as compared to $6.4 million in 2011. The increase in 2012 relates to legal fees incurred in respect of our lawsuit with Alnylam and Acuitas (excluding licensing settlement legal fees that have been recorded as other losses) and bonus payouts in Q4 2012; there were no bonuses paid in 2011.

Depreciation of property and equipment / Depreciation of property and equipment was $0.9 million in 2012 as compared to $1.0 million in 2011.

Other income (losses) / Licensing settlement payment / In November 2012 we received $65.0 million in cash from Alnylam as a result of signing a new license agreement.

Other income (losses) / Licensing settlement legal fees / In connection with the licensing settlement payment of $65.0 million, in December 2012, we paid our lead legal counsel $18.7 million in contingent legal fees.

Change in fair value of warrant liability / In conjunction with equity and debt financing transactions in 2011 and an equity private placement that closed on February 29, 2012, we have issued warrants to purchase our common share. We are accounting for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. At each balance sheet date the warrants are revalued using the Black-Scholes model and the change in value is recorded in the consolidated statement of operations and comprehensive income (loss).

The aggregate increase in value of our common share purchase warrants outstanding at December 31, 2012 was $3.8 million as compared to a decrease in the value of common share purchase warrants outstanding at the end of 2011 of $0.5 million. The increase in value in 2012 is a result of additional warrants issued from the 2012 financing, as well as an increase in the Company’s share price from the previous balance sheet date of December 31, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Since our incorporation, we have financed our operations through the sales of shares, units, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, and government contracts, grants and tax credits.

At December 31, 2013, we had cash and cash equivalents of approximately $68.7 million as compared to $47.0 million at December 31, 2012.

Operating activities used $6.7 million in cash in 2013 as compared to $32.9 million of cash provided in 2012. The positive operating cash flow in 2012 was largely the result of the $65.0 million settlement reached with Alnylam which was recorded as “other income”.

Investing activities used $0.73 million in 2013 as compared to $0.01 million in 2012.  Equipment we acquire under our TKM-Ebola contract is owned by the DoD and is not recorded as a Company investment.

On February 29, 2012, we completed a private placement of 1,848,601 units for gross proceeds of $4.1 million. Each unit, priced at C$2.20, consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of C$2.60 for a period of five years from closing. The common shares issued pursuant to the private placement were subject to a four-month hold period that expired on June 30, 2012. After financing costs and commissions, the offering generated net cash of $3.8 million. As planned, we used these proceeds for working capital and general corporate purposes, including, progressing our research and development programs, including our various collaborative arrangements, as well as advancing and protecting our LNP technology, including the lawsuit against Alnylam and Acuitas.

On October 22, 2013, we completed an underwritten public offering of 3,750,000 common shares, at a price of $8.00 per share, representing gross proceeds of $30.0 million. On November 1, 2013, the offering’s underwriter completed the exercise of its over-allotment option to purchase a further 562,500 shares at $8.00 bringing the aggregate financing gross proceeds to $34.5 million. The cost of the financing, including commissions and professional fees, was $2.5 million, resulting in net proceeds of $32.0 million.

Financial instruments / We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at December 31, 2013 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. Prior to the financing in October 2013, which was denominated in U.S. dollars, we managed our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expense and by limited holdings of U.S. dollar cash and cash equivalent balances to working capital levels. Given our increasing level of U.S. dollar expenses, we maintained the funds raised in October 2013 in U.S. dollars in order to achieve a natural foreign exchange hedge. We used a forward exchange contract to convert $45.0 million into Canadian dollars in November 2012. We have not entered into any other agreements or purchased any instruments to hedge possible currency risks at this time.

Material commitments for capital expenditures / As at the date of this discussion we do not have any material commitments for capital expenditure.

OFF-BALANCE SHEET ARRANGEMENTS

Protiva promissory notes / On March 25, 2008, our subsidiary, Protiva, declared a dividend totaling $12.0 million. The dividend was paid by issuing promissory notes on May 23, 2008. Recourse for payment of the promissory notes will be limited to our receipt, if any, of up to $12.0 million in payments from a third party. We will pay these funds, if and when we receive them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent obligations that would not need to be funded by the Company, the $12.0 million receivable and the related promissory notes payable are not included in our consolidated balance sheet.

CONTRACTUAL OBLIGATIONS

Facility lease/ Effective July 29, 2009, we signed an amendment to the operating lease for its laboratory and office premises. The amended lease expires in July 2014 but we have the option to extend the lease to 2017 and then to 2022 and then to 2027. The amended lease included a signing incentive payment. In accordance with our accounting policy the signing incentive payment is being amortized on a straight-line basis over the term of the amended lease.

Product development partnership with the Canadian Government / We entered into a Technology Partnerships Canada ("TPC") agreement with the Canadian Federal Government on November 12, 1999.  Under this agreement, TPC agreed to fund 27% of our costs incurred prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $7.2 million (C$9.3 million).  As at December 31, 2013, a cumulative contribution of $3.5 million (C$3.7 million) had been received and we do not expect any further funding under this agreement.  In return for the funding provided by TPC, we agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by us on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement.  These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date.  In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, we agreed to pay a 2.5% royalty on any royalties we receive for Marqibo.

In September 2013, we began to earn royalties on Marqibo and have accrued $0.001 million in royalties payable to TPC as at December 31, 2013. The remaining contingently payable balance with TPC as of December 31, 2013 was $3.5 million (C$3.7 million).

License agreement with Marina Biotech, Inc. (“Marina”) / On November 29, 2012, we announced a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog (“UNA”) from Marina for the development of RNAi therapeutics.

UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects.

Under the license agreement, in the year ended December 31, 2012, we paid Marina an upfront fee of $0.3 million. A further license payment of $0.2 million was expensed in March 2013 and we will make milestone payments of up to $3.3 million, plus royalties on each product that we develop that uses Marina’s UNA technology. The upfront fee and license payment were expensed to research, development, collaborations and contracts expense.

Effective August 9, 2013, Marina’s UNA technology was acquired by Arcturus Therapeutics, Inc. (“Arcturus”) and the UNA license agreement between us and Marina was assigned to Arcturus. The terms of the license are otherwise unchanged.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as at December 31, 2013:

(in millions $)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Contractual Obligations
Facility lease	0.7	0.7	—	—	—
Technology license obligations (1)	1.3	1.3	—	—	—

Total contractual obligations	2.0	2.0	—	—	—

1Relates to our expected fixed payment obligations under in-license agreements.

We in-license technology from a number of sources. Pursuant to these in-license agreements, we will be required to make additional payments if and when we achieve specified development, regulatory, financial and commercialization milestones. To the extent we are unable to reasonably predict the likelihood, timing or amount of such payments, we have excluded them from the table above. Our technology in-licenses are further described in the Overview section of this discussion.

We also have contracts and collaborative arrangements that require us to undertake certain research and development work as further explained elsewhere in this discussion. It is not practicable to estimate the amount of these obligations.

IMPACT OF INFLATION

Inflation has not had a material impact on our operations.

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions in the periods covered by this discussion.

OUTSTANDING SHARE DATA

At February 28, 2014, we had 19,689,199 common shares issued and outstanding, outstanding options to purchase an additional 2,009,929 common shares and outstanding warrants to purchase an additional 809,164 common shares.

RISKS AND UNCERTAINTIES

At December 31, 2013 we held $68.7 million in cash and cash equivalents. In the future, substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	revenues earned from our DoD contract to develop TKM-Ebola;

•	revenues earned from our collaborative partnerships and licensing agreements, including milestone payments from Alnylam and royalties from sales of Marqibo from Spectrum;

•	the extent to which we continue the development of our product candidates, add new product candidates to our pipeline, or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or reduce expenses associated with non-core activities. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities.  We invest our cash reserves in high interest saving accounts and guaranteed investment certificates with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. The fair value of our cash investments as at December 31, 2013 is at least equal to the face value of those investments and the value reported in our Balance Sheet.  Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio.  We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars.  We manage our U.S. dollar currency risk by, as far as possible, using cash received from U.S. dollar revenues to pay U.S. dollar expenses. We have not entered into any other agreements or purchased any instruments to hedge possible currency risks at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the year ending December 31, 2013 and have concluded that our disclosure controls and procedures are effective.

Our Chief Executive Officer and the Chief Financial Officer are also responsible for the design and effectiveness of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. They have evaluated our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and concluded they are effective. They also concluded that there were no changes in internal controls during 2013 that materially affected the Company’s internal control over financial reporting and disclosure controls and procedures.